O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2250

April 20, 2018

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aqua Metals, Inc. PREC14A preliminary proxy statement filing made on Schedule 14A Filed on April 11, 2018 by Kanen Wealth Management, et al. File No. 001-37515

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) dated April 19, 2018 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, Kanen Wealth Management, LLC (together with the other participants in the proxy solicitation, “Kanen”) and provide the following responses on its behalf. For ease of reference, the comment in the Staff Letter is reproduced in italicized form below.

General

1.	The letter addressed to stockholders accounts for the anticipated date upon which the participants expect to “furnish” the proxy statement to stockholders. Please revise to include this representation within the proxy statement, a defined term under Rule 14a-1(g), as distinguished from the voluntary correspondence with stockholders. Refer to Rule 14a-6(d).

Kanen acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see Page 2 of the Proxy Statement.

2.	Please advise us, with a view toward revised disclosure, how exactly the proxy statement will be furnished to stockholders. Refer to Rule 14a-3, Rule 14a-4(f), and Rule 14a-16.

Kanen acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. The revised disclosure clarifies that the Proxy Statement will be mailed to stockholders. Please see Page 2 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 20, 2018

Reasons for the Solicitation, page 6

3.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Accordingly, please provide your basis for your statements at the bottom of page 6 that board members of companies that are the size of Aqua Metals “typically make $25,000 to $40,000” and that earning approximately $150,000 is “unusual and excessive.”

Kanen acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Proposal No. 1 - Election of Directors, page 12

4.	Advise us, with a view towards disclosure, whether election of a majority or more of your director nominees will result in a change of control as defined under any of the registrant’s organizational documents, executive compensation arrangements, or debt instruments.

Kanen acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. The revised disclosure clarifies that based on a review of publicly available information, if Kanen is successful in electing at least three (3) of the Nominees to the Board, no change of control provisions appear to be triggered under the Company’s material contracts and agreements other than pursuant to the Credit Agreement, and the Form of Indemnification Agreement. Please see Page 16 of the Proxy Statement.

Additional Participant Information, page 19

5.	The disclosure indicates each participant may be deemed to beneficially own the 2,6060,878 shares of common stock owned in the aggregate by all of the participants by virtue of their membership in a group as determined under §13(d)(3). Please provide us with a legal analysis in support of this conclusion. Alternatively, please remove the implication that membership in a group, alone and without more, results in the beneficial ownership held by each group member being attributed to all members of the group. Application of Rule 13d- 5(b), titled “Acquisition of securities,” only results in an acquisition, by operation of law, by the group — designated as a single, new person under §13(d)(3) — of its members securities.

Kanen acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Specifically, Kanen has removed the implication that membership in a group, alone and without more, results in the beneficial ownership held by each group member being attributed to all members of the group. Please see Page 20 of the Proxy Statement.

Sincerely,
/s/ Andrew M. Freedman
Andrew M. Freedman